Exhibit 97.1
The Andersons, Inc. Recoupment Policy
(Supplemental to NASDAQ Listing Rule 5608 Recoupment Policy)

Covered Personnel
    This policy applies to (a) members of our executive leadership team, (b) business group controllers and (c) any other participants in the Company’s Long-Term Incentive Compensation Plan, or any successor thereto (each, a “Covered Person”), in each case under the circumstances described herein. Notwithstanding the foregoing, this policy does not apply to any compensation received by any executive officer or former executive officer of the Company to the extent that such compensation is subject to the Company’s recoupment policy required by Nasdaq Listing Rule 5608.
Restatement
In the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a big “R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a little “r” restatement), the Compensation & Leadership Development Committee of the Board of Directors (such committee, or such other independent committee as the Board shall designate from time to time, the “Committee”) may review whether any “incentive-based compensation” (as defined below) that has been “received” (as defined below) by any Covered Person would have been a lower amount had it been calculated based on such restated results.
Committee Determination; Compensation Subject to Recovery
If the Committee determines that:
(a) the amount of any such incentive-based compensation received by a Covered Person within the three completed fiscal years preceding the date of the restatement would have been a lower amount had it been calculated based on such restated financial statements; and
(b) the Covered Person engaged in fraud or misconduct (which may include acts of omission) which materially contributed to the need for such restatement or otherwise directly and intentionally participated in such fraud or misconduct, then the Committee shall have the right to recover for the benefit of the Company the after-tax portion of the difference between the amount of incentive-based compensation actually received by the Covered Person and the amount that would have been received based on the restated amounts (such difference, the “Excess Compensation”).
In determining the Excess Compensation, the Committee may take into account its good faith estimate of the value of any tax deduction available to the Covered Persons in respect of such repayment. In situations where the Excess Compensation is not determinable by mathematical recalculation based on the restated amounts (such as in the case of stock options or TSR award), the Committee may calculate the amount of Excess Compensation based on any reasonable method.

Exceptions
The Committee may elect not to seek recovery to the extent it determines (i) that to do so would be unreasonable, or (ii) that it would be in the best interests for the Company not to do so. In making such determination, the Committee may take into account such considerations as it deems appropriate, including, without limitation, (A) the likelihood of success under governing law versus the cost and effort involved, (B) whether the assertion of a claim may prejudice the interests of the Company, including in any related proceeding or investigation, (C) the passage of time since the occurrence of the act in respect of the applicable fraud or misconduct and (D) any pending legal proceeding relating to the applicable fraud or misconduct.
Opportunity to Challenge
Before the Committee determines to seek recovery pursuant to this policy, it will provide to each Covered Person whom the Committee alleges engaged in fraud or misconduct which materially contributed to the need for such restatement or otherwise directly and intentionally participated in such fraud or misconduct, and also to the controller and president of the business group in which such fraud or misconduct is alleged to have occurred, written notice and the opportunity to be heard, at a meeting of the Committee (which may be in-person or telephonic, as determined by the Committee).
Manner of Repayment
If the Committee determines to seek a recovery pursuant to this policy, it may make a written demand for repayment from each applicable Covered Person and, if the Covered Person does not within a reasonable period tender repayment in response to such demand, and the Committee determines that he or she is unlikely to do so, the Committee may seek recovery under all available legal means, and recommend termination of employment.
No Duplication of Recovery
To the extent that any compensation recoverable under this policy is also recoverable other than pursuant to this policy, including pursuant applicable law such as Section 304 of the Sarbanes-Oxley Act or pursuant to any other policy or agreement of the Company (such as the recoupment policy required by Nasdaq Listing Rule 5608), then this policy will be administered in order to avoid duplicative recovery. If any amounts that would also be recoverable hereunder have already been reimbursed by a person to the Company pursuant to applicable law or another policy or agreement, such amounts may be credited against amounts recoverable from such person hereunder.
Administration
    This policy will be administered by the Committee. The Committee is authorized to interpret this policy and to make all determinations necessary, appropriate or advisable for the administration of this policy. Any interpretations or determinations made by the Committee shall be final and binding on the Company and all affected individuals.
Definitions
For the purposes of this policy, (i) incentive-based compensation is deemed “received” in the fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period, (ii) the term “incentive-based compensation” is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, and (iii) a “financial reporting measure” is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.